SCHEDULE 13G

Amendment No. 7
Cerner Corporation
common stock
Cusip #156782104
Filing Fee:  No

Cusip #156782104
Item 1:   Clifford W. Illig
Item 4:   United States Citizen
Item 5:   1,763,400.6
Item 6:   50,000
Item 7:   1,763,400.6
Item 8:   50,000
Item 9:   1,813,400.6
Item 10:  X
Item 11:  13.0
Item 12:  IN
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                               SCHEDULE 13G
                       FILED PURSUANT TO RULE 13d-7

Item 1(a):     Name of Issuer:

                    Cerner Corporation

Item 1(b):     Name of Issuer's Principal Executive Offices:

                    2800 Rockcreek Parkway, Suite 601
                    Kansas City, MO 64117

Item 2(a):     Name of Person Filing:

                    Clifford W. Illig

Item 2(b):     Address or Principal Business Office or, if None, Residence:

                    2800 Rockcreek Parkway, Suite 601
                    Kansas City, MO 64117

Item 2(c):     Citizenship:

                    United States

Item 2(d):     Title of Class of Securities:

                    Common Stock

Item 2(e):     CUSIP Number:

                    156782104

Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    Not Applicable.

Item 4:        Ownership:

                    (a)  Amount Beneficially Owned:

                              1,813,400.6 *

                    (b)  Percent of Class:

                              13.0%

                    (c)  Number of Shares as to which such person has:

                         (i)    sole power to vote or to direct the vote:

                                     1,763,400.6 *

                         (ii)   shared power to vote or to direct the
                                vote:

                                     50,000

                         (iii) sole power to dispose or to direct the disposition of:

                                     1,763,400.6 *

                         (iv) shared power to dispose or to direct the disposition of:

                                     50,000

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*    Such number of shares excludes 72,000 shares held by Bonne Illig, wife of Clifford W. Illig, as trustee for their minor children. Clifford W. Illig denies beneficial ownership of such shares shall not be construed as an admission that Clifford W. Illig is, for purposes of Section 13(d) or 13(g) of Securities Exchange Act of 1934, the beneficial owner of such securities.
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Item 5:        Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                    (   ).

Item 6:        Ownership of More than Five Percent on Behalf of Another
               Person:

                    Shares (constituting a portion of the number of shares reported under Item 4) are held on behalf of Clifford
                    W. Illig by a trustee under the Cerner Corporation Employee Stock Purchase Retirement Plan, the trustee receives the dividends pursuant to the terms of the plan.

Item 7:        Identification and Classification of the Subsidiary Which
                         Acquired the Security Being Reported on By the Parent Holding Company:

                         Not Applicable.

Item 8:        Identification and Classification of Members of the Group:

                         Not Applicable.

Item 9:        Notice of Dissolution of Group:

                         Not Applicable.

Item 10:       Certification:

                         Not Applicable.

                            Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      By: /s/ Clifford W. Illig
          Clifford W. Illig
          Chief Operating Officer



     February 10, 1995
     Date

                        Cerner Corporation
                  Summary of Changes in Form 13G
                        Clifford W. Illig


     Item 4:    Ownership:

     (a)  Amount Beneficially owned:

     1988       477,236.0     *
     1989       477,259.6     *
     1990       485,270.8     *
     1991       485,287.7     *
     1992       945,604.2     *
     1993     1,843,096.7     *

     (b)Percent of Class:

     1988          13.26%
     1989          13.14%
     1990          13.27%
     1991          15.36%
     1992          14.7 %
     1993          13.5 %

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

                    1988       477,236.0     *
                    1989       477,259.6     *
                    1990       485,270.8     *
                    1991       485,287.7     *
                    1992       945,604.2     *
                    1993     1,843.096.7     *

          (ii) shared power to vote or to direct the vote:

          1988      0
          1989      0
          1990      0
          1991      0
          1992      0
          1993      0

          (iii)     sole power to dispose or to direct the disposition of:

                    1988       477,236.0     *
                    1989       477,259.6     *
                    1990       485,270.8     *
                    1991       485,287.7     *
                    1992       945,604.2     *
                    1993     1,843,096.7     *

          (iv) shared power to dispose or to direct the disposition of:

          1988      0
          1989      0
          1990      0
          1991      0
          1992      0
          1993      0

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     *    Such number of shares excludes 18,000 (1988, 1989, 1990, and 1991),
36,000 (1992) and 72,000 (1993) shares held by Bonne Illig, wife of Clifford W. Illig, as trustee for their minor children. Clifford W. Illig denies beneficial ownership of such shares an the description herein of such shares shall not be construed as an admission that Clifford W. Illig is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.